 1-A/A LIVE 0000716778 XXXXXXXX 024-10663 SPO Global Inc DE 2014 0000716778 5045 25-1411971 7 0 800 W Cummings Park Suite 2000 Woburn MA 01801 407-517-4854 William Eilers Other 21568.00 0.00 34859.00 0.00 62442.00 2236368.00 275856.00 2512224.00 -2377944.00 62442.00 14166.00 189632.00 0.00 -5164654.00 -0.01 -0.01 None Common 685938309 78468T107 OTCPinksheets Series A Preferred 100 None None None 0 None None true true false Tier1 Unaudited Equity (common or preferred stock) Y N Y Y N N 500000000 2789025708 500000.00 0.00 0.00 0.00 500000.00 0.00 0.00 0.00 0.00 Eilers Law Group, P.A. 12500.00 0.00 0.00 500000.00 true NY true